UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scottish Re Group Ltd.
(Name of Issuer)
Ordinary Shares (Par Value $0.01 Per Share)
(Title of Class of Securities)
G73537410
(CUSIP Number)

April 30, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73537410	Page 2 of 8 Pages

SCHEDULE 13G/A

1	NAME OF REPORTING PERSONS R3 Capital GenPar MGP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. G73537410	Page 3 of 8 Pages

SCHEDULE 13G/A

1	NAME OF REPORTING PERSONS R3 Capital Principal Investors GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. G73537410	Page 4 of 8 Pages

SCHEDULE 13G/A

1	NAME OF REPORTING PERSONS Richard M. Rieder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON IN

CUSIP No. G73537410	Page 5 of 8 Pages

SCHEDULE 13G/A

Item 1(a).	Name of the Issuer:
Scottish Re Group Ltd., a Cayman Islands corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
This principal executive office of the Issuer is located at Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton HM08, Bermuda.

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to the Schedule 13G (“Amendment No. 1”) is being filed by R3 Capital GenPar MGP, Ltd. (“R3 MGP”), the former general partner of the R3 Capital Partners Master, L.P. (“R3 Master”), R3 Capital Principal Investors GenPar, LLC (“R3 Principal”), the sole voting shareholder of R3 MGP, and Richard M. Rieder (“Rieder”, and together with R3 MGP and R3 Principal, the “Reporting Persons”), the managing member of R3 Principal, to amend the Schedule 13G filed by the Reporting Persons on June 9, 2008. Effective as of April 30, 2009, R3 MGP withdrew as the general partner of R3 Master, and the Reporting Persons ceased to be indirect beneficial owners of the Shares (as defined below) directly beneficially owned by R3 Master.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address for R3 MGP, R3 Principal and Mr. Rieder is 1271 Avenue of the Americas, New York, NY 10020.

Item 2(c).	Citizenship:
R3 MGP is a Cayman Islands corporation. R3 Principal is a Delaware limited liability company. Rieder is a United States citizen.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:
G73537410

Item 3.	If this statement is filed pursuant to Rules 13d–1(b), or 13d–2(b) or (c), check whether the person filing is a:

CUSIP No. G73537410	Page 6 of 8 Pages

SCHEDULE 13G/A

(a)    ☐      Broker or dealer registered under section 15 of the Act;

(b)    ☐      Bank as defined in section 3(a)(6) of the Act;

(c)    ☐      Insurance company as defined in section 3(a)(19) of the Act;

(d)    ☐      Investment company registered under section 8 of the Investment Company
                   Act of 1940;

(e)    ☐      An investment adviser in accordance with Rule 13d–  1(b)(1)(ii)(E);

(f)     ☐      An employee benefit plan or endowment fund in accordance with Rule
                    13d–1(b)(1)(ii)(F);

(g)    ☐      A parent holding company or control person in accordance with Rule
                    13d–1(b)(1)(ii)(G) (Note: See Item 7);

(h)    ☐      A savings association as defined in section 3(b) of the Federal Deposit
                    Insurance Act;

(i)     ☐       A church plan that is excluded from the definition of an  investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)     ☐       Group, in accordance with Rule 13d–1(b)(1)(ii)(H).

Item 4.	Ownership.
(a) Amount of Shares beneficially owned: R3 MGP – 0 R3 Principal – 0 Rieder – 0
(b) Percent of Shares held: R3 MGP – 0% R3 Principal – 0% Rieder – 0%
(c) Number of Shares as to which the Reporting Persons have:
(i) Sole power to vote or to direct the vote of: R3 MGP – 0 R3 Principal – 0 Rieder – 0
(ii) Shared power to vote or to direct the vote of: R3 MGP – 0 R3 Principal – 0 Rieder – 0

CUSIP No. G73537410	Page 7 of 8 Pages

SCHEDULE 13G/A

(iii) Sole power to dispose or to direct the disposition of: R3 MGP – 0 R3 Principal – 0 Rieder – 0
(iv) Shared power to dispose or to direct the disposition of: R3 MGP – 0 R3 Principal – 0 Rieder – 0
Item 5.	Ownership of Five Percent or Less of the Shares.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent of the Shares on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Shares Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

Each of the undersigned hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G73537410	Page 8 of 8 Pages

SCHEDULE 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R3 Capital GenPar MGP, Ltd.
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

R3 Capital Principal Investors GenPar, LLC
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

Richard M. Rieder
/s/ Richard M. Rieder
Richard M. Rieder

May 4, 2009

CUSIP No. N07045102

SCHEDULE 13G/A

EXHIBIT A

The undersigned agree that this Amendment No. 1 relating to the Ordinary Shares (par value $0.01 per share) of Scottish Re Group Ltd. shall be filed on behalf of the undersigned.

R3 Capital GenPar MGP, Ltd.
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

R3 Capital Principal Investors GenPar, LLC
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

Richard M. Rieder
/s/ Richard M. Rieder
Richard M. Rieder

May 4, 2009

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